EXHIBIT 99.60

FOR IMMEDIATE RELEASE

130 Adelaide Street West, Suite 2200

Toronto, Ontario M5H 3P5

Telephone: (416) 368-9932 or 1 (866) 788-8801

(All amounts in US dollars, unless otherwise stated)

Thursday, September 15, 2011

Alamos Gold Announces 40% Increase in Semi-Annual Dividend

Toronto, Ontario - Alamos Gold Inc. (TSX: AGI) (“Alamos” or the “Company”) is pleased to announce that the Company’s Board of Directors has authorized an increase to its semi-annual dividend from $0.05 to $0.07 per common share.

Semi-Annual Dividend

As part of the Company’s long-term strategy to maximize shareholder value, the Board of Directors has declared a semi-annual dividend of $0.07 per common share. This represents a 40% increase from the Company’s last semi-annual dividend of $0.05 per common share declared in March 2011. The dividend is payable on October 28, 2011 to shareholders of record as of the close of business on October 14, 2011. This dividend qualifies as an “eligible dividend” for Canadian income tax purposes.

Jamie Porter, Chief Financial Officer of Alamos, stated “This represents the third consecutive dividend increase since we announced our initial dividend of $0.03 per share in March of 2010. Our balance sheet strength, higher gold prices, and ability to generate continued strong cash flows from operations have enabled us to more than double our dividend payout within an eighteen-month period.”

Alamos’ Chief Executive Officer, John McCluskey stated “We expect substantial production growth in Mexico in 2012 as we commence processing high-grade ore from the Escondida zone. The incremental production from Escondida is expected to be at a total cash cost below $200 per ounce. This production growth is expected to generate tremendous cash flow margins at current gold prices.”

About Alamos

Alamos is an established Canadian-based gold producer that owns and operates the Mulatos Mine in Mexico, and has exploration and development activities in Mexico and Turkey. The Company employs nearly 500 people in Mexico and Turkey and is committed to the highest standards of environmental management, social responsibility, and health and safety for its employees and neighbouring communities. Alamos has over $200 million cash on hand, is debt-free, and unhedged to the price of gold. As of August 31, 2011, Alamos had 118,115,106 common shares outstanding (124,941,306 shares fully diluted), which are traded on the Toronto Stock Exchange under the symbol “AGI”.

TRADING SYMBOL: TSX:AGI

FOR FURTHER INFORMATION, PLEASE CONTACT:

John A. McCluskey	Allan Candelario
President and Chief Executive Officer	Investor Relations
(416) 368-9932	(416) 368-9932 x 206

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact included in this release, including without limitation statements regarding forecast gold production, gold grades, recoveries, waste-to-ore ratios, total cash costs, potential mineralization and reserves, exploration results, and future plans and objectives of Alamos, are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to mining and processing of mined ore, achieving projected recovery rates, anticipated production rates and mine life, operating efficiencies, costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements.

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Alamos’ expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled “Risk Factors” in Alamos’ Annual Information Form. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

2 | ALAMOS GOLD INC